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                               June 27, 2024

       Daniel Cohen
       Chief Executive Officer
       Cohen Circle Acquisition Corp. I
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: Cohen Circle
Acquisition Corp. I
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted June 3,
2024
                                                            CIK No. 0001894176

       Dear Daniel Cohen:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       Unless we note otherwise, any references to prior comments are to comments in our June 5,
       2023 letter.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       Cover Page

   1. We note your revised disclosure that you cannot guarantee your securities will be approved for listing on
Nasdaq. Please revise to state whether listing approval is
                                                        a condition to the
offering. If it is not, include related risk factor disclosure.
   2. We note that holders of the Class B ordinary shares will have the right to appoint all of your directors and may
remove members of the board of directors for any reason prior to your initial business
combination. In light of the conversion feature, please explain the procedure for election
of directors if all class B ordinary shares are converted into class A ordinary shares prior
to the initial business combination.
 Daniel Cohen
FirstName  LastNameDaniel  Cohen
Cohen Circle Acquisition Corp. I
Comapany
June       NameCohen Circle Acquisition Corp. I
     27, 2024
June 27,
Page 2 2024 Page 2
FirstName LastName
3. We note that non-managing sponsor investors have expressed an interest in purchasing units in this offering, although none have expressed an interest in purchasing more than
         9.9% of the units in this offering. Your disclosure suggests that such investors could ultimately determine to purchase more than an aggregate of 9.9% of the units in the offering. Please clarify whether there is a cap on the maximum amount of units that the non-managing sponsor investors can purchase in this offering, and if so, please disclose the cap.
Summary
Founder Shares, page 13

4. You disclose here and elsewhere that if you increase or decrease the size of the offering, you will effect a capitalization or share surrender or redemption or other appropriate mechanism, as applicable, with respect to your Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by your sponsor at 25% of the aggregate of your founder shares, the placement shares and your issued and outstanding public shares after this offering and the private placement. However, you disclose on page 139 that if you increase or decrease the size of this offering, you will effect a capitalization or share repurchase or redemption or other appropriate mechanism, as applicable, to maintain the number of founder shares at
         20% of your issued and ordinary shares. Please advise or revise.
Risk Factors, page 35

5. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
         Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
             liquidation    in Section 331 of the Internal Revenue Code;
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates; and
             de-SPACs, depending on the structure of the de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
6. It appears certain risk factor disclosure included in the filing in response to prior comment
         1 to our letter issued May 3, 2023 has been removed, including disclosure regarding the fact that your Amended and Restated Certificate of Incorporation does not include a minimum net tangible asset requirement. Please restore such disclosures or advise. In addition, address the risks that you may become subject to the penny stock rules in the
 Daniel Cohen
FirstName  LastNameDaniel  Cohen
Cohen Circle Acquisition Corp. I
Comapany
June       NameCohen Circle Acquisition Corp. I
     27, 2024
June 27,
Page 3 2024 Page 3
FirstName LastName
         event that you redeem public shares such that your net tangible assets would be less than
         $5,000,001 either prior to or upon consummation of your initial business combination.
The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering, page 53

7. We note your disclosure that the non-managing sponsor investors are interested in
         purchasing "substantially all of the units in this offering,    but
that none has expressed an
         interest in purchasing more than 9.9% of the units sold. Please state the number of non-
         managing sponsor investors who have expressed an interest in purchasing units in the offering and address whether the limited number of public shareholders would impact the company's listing eligibility.
We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to, page 56

8. We reissue comment 1 to our prior letter dated June 5, 2023. Please disclose whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.
To mitigate the risk that we might be deemed to be an investment company for purposes of the
Investment Company Act, page 61

9. We note you disclose that by restricting your investment of proceeds in cash or securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to Rule 2a-7 of that Act, you intend to avoid being deemed an "investment company." We further note you disclose that you may nevertheless be deemed to be an investment company. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Financial Statements
Note 3 - Summary of Significant Accounting Policies, page F-11
Deferred Offering Costs, page F-12

10. Please expand your disclosure to add, if true as reported on page F-6, that during the year ended December 31, 2023, you also wrote off $342,048 deferred offering costs due to staleness of your registration statement.
General

11. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not they retained or intend to retain copies of the communications. Please contact the staff member associated with the review of this filing
 Daniel Cohen
Cohen Circle Acquisition Corp. I
June 27, 2024
Page 4
      to discuss how to submit the materials, if any, to us for our review.
       Please contact Mark Wojciechowski at 202-551-3759 or Lily Dang at 202-551-3867 if
you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameDaniel Cohen
                                                             Division of
Corporation Finance
Comapany NameCohen Circle Acquisition Corp. I
                                                             Office of Energy &
Transportation
June 27, 2024 Page 4
cc:       Mark Rosenstein
FirstName LastName